SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, OCTOBER 15, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that load factor in September 2012 reached 73.1%, up by 3.4 p.p. year over year.

The traffic data are being presented pro forma and in a consolidated manner, considering the figures of GOL and Webjet. The use of pro-forma data aims to provide a better comparison of the Company’s consolidated route network between the periods.

SUPPLY

Domestic supply fell by 10.0% year over year, due to the flight rationalization strategy launched in March 2012.  This reduction is in line with the Company’s goal of reducing domestic supply by between 2% and 4.5% in the year, in response to a challenging macroeconomic scenario.

Supply in GOL’s international route network went down by 5.3%  year over year, mainly due to an adjustment to the international route network, which was made in September, with the reduction in the Company’s international frequency, including: (i) Rio de Janeiro (GIG) –  Buenos Aires (EZE); (ii)  Campo Grande (CGR) – Santa Cruz de La Sierra (VVI); (iii) São Paulo (GRU) – Assunção (ASU); and (iv) other stretches.

OPERATING DATA	September 2012(*)	September 2011(*)	% Chg.	August 2012(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	4,177.5	4,621.6	-9.6%	4,342.3	-3.8%
RPK (mm)	3,051.7	3,219.6	-5.2%	3,084.7	-1.1%
Load Factor	73.1%	69.7%	+3.4 p.p.	71,0%	+2.0 p.p.
Domestic Market
ASK (mm)	3,846.3	4,272.0	-10.0%	3,987.8	-3.5%
RPK (mm)	2,825.3	2,993.1	-5.6%	2,861.1	-1.3%
Load Factor	73.5%	70.1%	+3.4 p.p.	71,7%	+1.7 p.p.
International Market
ASK (mm)	331.2	349.7	-5.3%	354.5	-6.6%
RPK (mm)	226.4	226.5	0.0%	223.6	1.3%
Load Factor	68.4%	64.8%	+3.6 p.p.	63.1%	+5.3 p.p.

(*) September 2012 – preliminary figures; September 2011 – adjusted management figures; August 2012 – National Civil Aviation Agency (ANAC) figures.

DEMAND

Domestic load factor climbed 3.4 p.p. year over year. Domestic demand decreased by 5.6% compared to same period last year, chiefly due to the lower growth of the Brazilian economy, in addition to the reduction in supply during the period, as a result of the Company’s flight rationalization strategy. Another highlight was the strategy of maximization of the load factor through a reduction of 10.0% in supply, more significant than the reduction of 5.6% in demand in the Company’s route network.

In the international market, load factor increased by 3.6 p.p. year on year, while demand remained stable in relation to September 2011.

LOAD FACTOR, YIELD AND FUEL

GOL’s total load factor came to 73.1% in September, up 3.4 p.p. on the same month last year.

Consolidated net yield dropped by approximately 4.0% over September 2011* to between 17.5 and 18.0 cents (R$).  Compared to the quarter, net yield remained practically stable, standing between 18.0 and 18.5 cents (R$).

For the seventh consecutive month, the Company posted an increase in its net passenger revenue per available seat-kilometer (PRASK), due to the rationalization regarding supply in the domestic market as from March 2012. Net PRASK increased by approximately 1% over September 2011. Compared to 3Q11, net PRASK increased by approximately 3.5%.

        Fuel prices** increased by approximately 25% over September 2011. In 3Q12, the price per liter of fuel stood at the highest level in history, stable when compared to 2Q12, between R$2.27 and R$2.32. In comparison with the same period last year (3Q11), the price per liter of fuel increased by approximately 20%.

(*) 2011 RPK adjusted in accordance with the operating data recalculated based on the current DCA  Manual.

(**) The per-liter fuel price considers total fuel and lubricant expenses divided by estimated consumption in the period.

3Q12 TRAFFIC DATA

OPERATING DATA	3Q12(*)	3Q11(*)	% Chg.	2Q12(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	12,991.1	14,009.3	-7.3%	14,027.5	-7.4%
RPK (mm)	9,583.2	10,049.6	-4.6%	9,811.9	-2.3%
Load Factor	73.8%	71.7%	+2.0 p.p.	69.9%	+3.8 p.p.
Domestic Market
ASK (mm)	11,880.2	12,971.4	-8.4%	13,050.9	-9.0%
RPK (mm)	8,823.1	9,350.9	-5.6%	9,218.8	-4.3%
Load Factor	74.3%	72.1%	+2.2 p.p.	70.6%	+3.6 p.p.
International Market
ASK (mm)	1,111.0	1,037.8	7.0%	976.6	13.8%
RPK (mm)	760.1	698.7	8.8%	593.2	28.1%
Load Factor	68.4%	67.3%	+1.1 p.p.	60.7%	+7.7 p.p.

(*) 3Q12 – preliminary figures; 3Q11 – adjusted management figures; 2Q12 National Civil Aviation Agency (ANAC) figures.

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ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 62 destinations in 9 countries in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In August 2011, GOL announced the acquisition of Webjet.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACT	▶Edmar Prado	▶André Carvalho	▶Gustavo Mendes

INVESTOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/IR +55 (11) 2128-4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.